FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Form 6-K/A replaces the previous Form 6-K , dated June 8, 2018, published with accession number 0000814052-18-000058. The change is in relation to the year for the December dividend. All other details remain unchanged.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica – TEF – Dividend distribution during 2018	2

TELEFÓNICA, S.A., as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. announces that, the Annual General Shareholders´ Meeting at its meeting held today, has agreed a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2018 payable in two tranches, for each existing Company share and carrying entitlement to this distribution on the following dates:

•	The first payment in cash of a gross amount of 0.20 euros per share will be on June 15, 2018.

•	The second payment in cash of a gross amount of 0.20 euros per share will be on December 20, 2018.

Both payments shall be executed by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.), the Spanish securities registrar, clearing and settlement company.

The relevant dates for each of the dividend payments in the Spanish securities market will be:

	JUNE Dividend	DECEMBER Dividend
The last trading date on which the security is traded with dividend rights (last trading date)	June 12, 2018	December 17, 2018

The date from which the security is traded on the market without dividend rights (ex date)	June 13, 2018	December 18, 2018

Date of determination of the holders to be used for payment of the dividend (record date)	June 14, 2018	December 19, 2018

Date on which the dividend is paid (payment date)	June 15, 2018	December 20, 2018

Madrid, June 8, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 8, 2018	By:	/s/ Pablo de Carvajal González
Name: Pablo de Carvajal González
Title: Secretary to the Board of Directors